Filed by: Gaz de France
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended
Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: June17, 2008
On June 16, 2008, Gaz de France and Suez issued the following joint press release.
Important Information
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.
The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environment shares (or the shares of any company holding the Suez Environment shares) have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.
In connection with the proposed transactions, the required information document has been filed with, and certified by the Autorité des marchés financiers (“AMF”). Gaz de France has registered certain Gaz de France ordinary shares to be issued in connection with the business combination in the United States, and for this purpose, has filed on June 16, 2008, with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4 , which includes a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. Investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.
Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008

(under no: R.08-0056) and any update thereto and in the Form F-4 filed with the SEC on June 16, 2008, as well as any other documents filed by Gaz de France with the SEC; and in the Document de Référence filed by Suez on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08/126), the prospectus relating to Suez Environnement Company shares filed with the AMF on June 13, 2008 (under no: 08-127), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Investors and holders of Gaz de France, Suez or Suez Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, Suez and/or Suez Environnement Company.
* * * *

2

AMF APPROVAL OF MERGER PROSPECTUS
MERGER SHAREHOLDERS’ MEETING
TO BE HELD JULY 16, 2008
Paris, June 16, 2008 — On June 13, 2008, Gaz de France and SUEZ obtained AMF visa 08-126 for their merger project prospectus.
Copies of the prospectus are available at the headquarters of Gaz de France (23, rue Philibert Delorme — 75017 Paris) and of SUEZ (16, rue de la Ville l’Evêque — 75008 Paris). The prospectus may also be reviewed on the Internet sites of the Autorité des marchés financiers (www.amf-france.org), Gaz de France (www.gazdefrance.com) and SUEZ (www.suez.com). This prospectus includes a section describing risk factors linked to the operation.
The prospectus and the authorization certificate of the Autorité des marchés financiers will be communicated to the Belgian Commission bancaire, financière et des assurances (CBFA) and the Luxembourg Commission de surveillance du secteur financier (CSSF).
All prerequisites to the shareholder vote on the two companies’ merger have now been fulfilled. Gaz de France and SUEZ are now ready to submit their proposed merger for approval to their respective shareholders, which would give birth to a world energy leader.
The Combined Ordinary and Extraordinary Shareholders’ Meetings of SUEZ and Gaz de France will meet on July 16 to reach a decision on the terms of the merger project.
Terms and conditions of the merger implementation
The merger project provides for an exchange parity of 21 shares of Gaz de France for 22 shares of SUEZ.
Simultaneously, 65% of the capital of SUEZ Environnement1 will be distributed to SUEZ shareholders who will receive 1 SUEZ Environnement share for 4 SUEZ shares2.

1.	SUEZ Environment Company is the legal name of the firm holding SUEZ Environment.

2.	Detailed information on this operation is provided in the prospectus certified by the AMF on June 13 under visa n°08-126 and available from SUEZ (16, rue de la Ville l’Evêque — 75008 Paris) and SUEZ Environment (1, rue d’Astorg — 75008 Paris), and may be reviewed on the Internet sites of the Autorité de marches financiers (www.amf-france.org), SUEZ (www.suez.com) and SUEZ Environment (www.suez-environnement.com). The section “Facteurs de Risques” inc luded in the Prospectus is drawn to the attention of the public.

Once the merger project is approved by the shareholders of the two Groups, the merger is expected to take effect July 22, 2008. On this date:
•	the distributed shares of SUEZ Environnement will be listed on Euronext Paris and Euronext Brussels;
•	the issued shares of GDF SUEZ will be listed on Euronext Paris, with the GDF SUEZ shares being listed as well on Euronext Brussels and the regulated market of the Luxembourg Bourse.
Prior to the completion of the merger, the French Minister of the Economy, Industry and Employment will issue a decision, with the prior approval of the French privatization authority (Commission des Participations et des Transferts) (“CPT”). The publication of the decision of the Minister is a condition to the completion of the merger. Gaz de France will issue a press release informing the public of the publication in Official Journal of the French Republic (Journal official de la République Francaise) of the CPT’s decision. Gaz de France will also post the CPT’s decision on its website.
A new world energy leader, strengthened by recent developments in the two Groups
The merger between Gaz de France and SUEZ will create a world energy leader with top-flight positions in natural gas and electricity, a secure, diversified, and flexible energy supply stream, and a high-performance electricity production base. In particular, the new GDF SUEZ Group will be Europe’s largest purchaser of natural gas, the world leader in LNG, Europe’s nº1 natural gas transmission and distribution network operator, and Europe’s 2nd largest natural gas storage and gas tanker terminal operator. With close to 200,000 employees, the new Group will be able to rely first-rate personnel in each of its fields of activity.
The Group will be endowed with the best assets to meet Europe’s energy challenges of tomorrow: a secure supply of natural gas and LNG, development of major energy, new energy and renewable energy infrastructure, and substantial greenhouse gas reduction capacity.
With the advantage of very strong complementarity between Gaz de France and SUEZ, the new Group will be active on the entire energy value chain (upstream to downstream, in natural gas and electricity, nuclear energy, and services). It will thus position itself ideally to respond to the challenges of the energy sector, which are: a secure and competitive energy supply stream, market deregulation, natural gas/electricity convergence, and promoting clean energy.
In a fast-changing energy sector, GDF SUEZ will rely on an ambitious industrial strategy strengthened by recent developments in the two Groups, in particular:
-	increased production capacity: Jirau, 3,300 MW in Brazil; Ras Laffan C, 2,730 MW and desalination capacity of 286,000 m3/day in Qatar; Astoria, 575 MW in New York; acquisition of six cogeneration plants in Italy for an installed capacity of 370 MW; acquisition by SUEZ and Gaz de France of Teeside Power Limited in England, Europe’s largest CCGT (1,875 MW); acquisition of 79% of Elettrogreen, a wholesale electricity market operator in Italy; and wind energy developments in Canada, France, and Portugal;

-	strengthened positions in natural gas, LNG, and infrastructures: acquisition of new natural gas reserves and discovery of natural gas at West el Burullus in Egypt; natural gas production startup in fields located in Norway and the United Kingdom; new supply contracts with Norsk Hydro for 3.2 billion m3 of natural gas over 4 years in the United Kingdom, with Shell, for a total volume of 10 billion m3; increased LNG terminal capacities, with the construction of the Fos Cavaou terminal and the doubling of the Zeebrugge’s terminal capacity; commissioning of a new gas tanker, the Gaselys; and development of storage capacity in the United Kingdom and Romania.

-	many new energy services and environment contracts in France and internationally: a biogas-fuelled green electricity generation contract for the greater Aix-en-Provence urban area;

a district heating and cooling system contract for Amsterdam’s new Overhoeks neighborhood; an installation contract for a new electric power plant, Nuon Magnum, with Mitsubishi; a services contract with the Nuoro, Sardinia hospitals; waste services acquisitions in northern Europe (BellandVision, the buyout of Sita Sverige minority shareholders); a drinking water and sanitation management contract with the City of Jeddah, Saudi Arabia;
-	acquisition of key assets from ENI, upon the disposal of Distrigas:
•	1,100 MW virtual production capacity (VPP) in Italy, increasing the Group’s production capacity in that country to 4,600 MW, an increase of approximately 1/3;

•	the natural gas distribution network for the City of Rome;

•	a package of Exploration & Production assets located in the United Kingdom, the Gulf of Mexico, Egypt, and Indonesia;

•	a 20-year, 4 billion m3/year natural gas supply contract in Italy, equivalent to approximately half the GDF SUEZ requirement in Italy.

•	a 20-year, 900 million m3/year LNG equivalent natural gas supply contract for the Gulf of Mexico.
-	Securing a portion of the Group’s enriched uranium supply requirements for its nuclear power plant, via a 5% equity stake in Georges Besse II.
A solid financial profile providing high potential for value creation and attractive shareholder compensation
GDF SUEZ will have a solid financial structure providing wide latitude for strategic maneuver. This financial structure features strong liquidity generation capacity and a low level of indebtedness, as illustrated by the new Group’s pro forma figures for 2007:
-	Revenues: EUR 74.3 billion

-	EBITDA[3]: EUR 13.1 billion[4]

-	Current operating income: EUR 8.3 billion [5]

-	Net income, Group share: EUR 5.6 billion (or EUR 2.56/share)

-	Net financial debt: EUR 15.8 billion[6]
As a result, thanks to its sound financial structure and attractive development prospects in all its businesses, GDF SUEZ confirms its medium-term profitable growth objective, with an EBITDA target of some EUR 17 billion by 2010. This improvement will be made possible through merger synergies (objective of some EUR 1 billion per year in operational synergies by 2013) and by implementation of an industrial investment program of EUR 10 billion per year on average for the period 2008-2010.
Additionally, GDF SUEZ reiterates its objective of a dividend payout ratio in excess of 50% of consolidated net earnings, and targets growth in dividends per share of 10% to 15% per year on average between the dividends paid in 20077 and in 2010. The new Group will thus offer attractive

3.	The two Groups confirm their respective activities’ operating trends for the current period; each has formulated targets for 2008 that are covered in sections 3.2.3 and 5.2 of the merger prospectus. Previously announced GDF SUEZ objectives for 2008 have not been stated again, since the effective merger date is set to occur at the beginning of second-half 2008.

4.	Based on the new Group’s definition of EBITDA.

5.	Current operating income is defined as income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs, and asset disposals, after taking into account the accounting consequences of the merger yielding an additional depreciation expense of EUR 750 million (based on a provisional acquisition price).

6.	Based on the current SUEZ definition of net financial debt.

7.	Based on the Gaz de France dividend paid in 2007 for the year 2006 (EUR 1.1 per share). SUEZ shareholders will also benefit from dividends distributed by SUEZ Environment starting in 2009 for 2008.

shareholder compensation associated with potential further compensation through special dividends and share buyback programs.
Finally, GDF SUEZ will continue to follow a policy of strict financial discipline, with the objective of maintaining a “strong A” credit rating.
An easy-to-understand organization and corporate governance
The first meeting of the GDF SUEZ Board of Directors is scheduled for July 22, 2008.
The Board will be made up of 24 Directors: Gérard Mestrallet, Chairman, Jean-François Cirelli, Vice Chairman, Edmond Alphandéry, Jean-Louis Beffa, Aldo Cardoso, René Carron, Etienne Davignon, Paul Desmarais Jr, Albert Frère, Jacques Lagarde, Anne Lauvergeon, Thierry de Rudder, Lord Simon of Highbury, 7 representatives of the French State, 4 employee representatives, one of whom representing employee shareholders, and 2 censors: Richard Goblet d’Alviella and Philippe Lemoine.
The Board of Directors will have five Committees:
-	Audit

-	Ethics, Environment and Sustainable Development

-	Appointments

-	Compensation

-	Strategy and Investments
Committee assignments will be made at the first meeting of the GDF SUEZ Board of Directors, planned for July 22, 2008. Each Committee will be chaired by an independent Director.
GDF SUEZ will be made up of six operating Business Lines: Energy France, Energy Europe and International, Global Gas and LNG, Infrastructures, Energy Services, and Environment. The new Group will have a leading position in each of its businesses.
Next steps in market communications
The first-half 2008 financial statements of SUEZ and Gaz de France will be published separately on a stand alone basis on August 31, 2008. First-half 2008 GDF SUEZ pro forma financial statements will be published on the same date, without a Business Line breakdown. SUEZ Environnement will publish its first-half 2008 combined financial statements on August 28, 2008.
GDF SUEZ will organize during 4th quarter of 2008 an Investor Day to present a post-merger status report on the new Group’s integration process, investment program, synergies, medium and long-term business strategy and operational and financial objectives. At that time, a presentation will also be made on the pro forma GDF SUEZ financial information broken down by Business Line of the new organization.

Thanks to preparations for the two Groups’ integration carried out by special teams active since the announcement of the merger project, GDF SUEZ will be operational from the first day of the merger.

Gaz de France
The Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs nearly 50,000 employees and earned €27 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of whom are in France. Gaz de France is listed on the Paris Stock Exchange and forms part of the CAC 40 and Dow Jones Stoxx 600 indices.
SUEZ
SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. The Group employs 149,000 people worldwide and achieved revenues of €47.5 billion in 2007, 89% of which were generated in Europe and in North America. SUEZ is listed on the Brussels, Luxembourg, Paris and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone

Press contacts:
SUEZ	Gaz de France
France: +33(0)1 4006 6651 Belgium: +32 2 510 76 70	Press service: +33(0)1 4754 2435
Analyst contacts:
SUEZ	Gaz de France
Investor Relations: +33(0)1 4006 6489	Investor Relations: +33(0)1 4754 7725
Important Information
This communication does not constitute an offer or the solicitation of an offer to purchase, sell, or exchange any securities of SUEZ, SUEZ Environnement Company securities or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the U.S., Canada, Germany, Italy, Australia and Japan) in which it would be unlawful prior to registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France, SUEZ and SUEZ Environnement Company disclaim any responsibility or liability for the violation of such restrictions by any person.
The Gaz de France ordinary shares which would be issued in connection with the proposed merger to holders of SUEZ ordinary shares (including SUEZ American Depositary Shares (ADRs)) may not be offered or sold in the U.S. except pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. SUEZ Environnement Company shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.
In connection with the proposed transactions, the required information documents have been filed with and certified by the Autorité des marchés financiers (AMF). Gaz de France is planning to register certain Gaz de France ordinary shares to be issued in connection with the merger in the U.S. and for this purpose will file with the U.S. Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information documents that have been or will be filed with or certified by the AMF, the prospectus, and the U.S. registration statement, when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any related amendments, if any, and/or supplements, because they will contain important information. Investors may obtain free copies of the U.S. registration statement and other relevant documents filed with the SEC at www.sec.gov. Investors and holders of SUEZ or Gaz de France securities may obtain free copies of documents filed with and certified by the AMF at www.amf-france.org or directly from Gaz de France, SUEZ and SUEZ Environnement Company at www.gazdefrance.com; www.suez.com or www.suez-environnement.com.
Forward-Looking statements
This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of SUEZ and Gaz de France believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France, SUEZ or SUEZ Environnement Company ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of SUEZ, Gaz de France and SUEZ Environnement Company, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by SUEZ, Gaz de France and SUEZ Environnement Company with the AMF, including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under n°: 08-126 and the prospectus relating to the SUEZ Environnement Company shares filed with the AMF on June 13, 2008 (under no: 08-127). Investors and holders of Gaz de France, SUEZ or SUEZ Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, SUEZ or/and SUEZ Environnement Company.